Exhibit 99
	For Release:	February 13, 2025

	Investor Contact:	218-723-3952
shareholder@allete.com
NEWS

ALLETE, Inc. reports 2024 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2024 earnings of $3.10 per share on net income of $179.3 million and operating revenue of $1.5 billion. Reported results from 2023 were $4.30 per share on net income of $247.1 million and operating revenue of $1.9 billion. Results for 2024 reflect approximately 39 cents per share of transaction expenses related to the merger agreement entered into May 5, 2024, with Canada Pension Plan Investment Board and Global Infrastructure Partners. Earnings in 2024 were positively impacted by the implementation of interim rates on January 1, 2024, net of reserves, related to Minnesota Power’s rate case settlement. Net income in 2023 included approximately 6 cents per share for transaction expenses and 71 cents per share related to the arbitration award at ALLETE Clean Energy including consolidated income tax impacts recorded at Corporate and Other. Earnings per share dilution in 2024 was two cents due to additional shares of common stock outstanding in 2024.

“I am pleased and extremely proud of our entire ALLETE team this past year, working diligently on many fronts to execute our Sustainability in Action strategy in tandem with initiatives as part of the merger agreement with Canada Pension Plan Investment Board and Global Infrastructure Partners,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “The merger continues to progress as planned, and we remain on track for a 2025 closing, subject to all necessary approvals. With the Federal Energy Regulatory Commission approval in December, we met another important milestone that brings us closer to realizing the benefits of this transaction for our customers, our communities, our co-workers, and our shareholders, and we held the first of multiple public hearings in January.”

Owen continued, “At Minnesota Power and Superior Water, Light & Power, our teams continue to execute on our commitments to provide safe, resilient, reliable, and affordable service to our customers. We were pleased that the Minnesota Public Utilities Commission approved Minnesota Power’s 2023 rate case settlement agreement in the fourth quarter, with final rates expected to be implemented in the first quarter of 2025. In addition, Superior Water, Light & Power implemented new rates on January 1, 2025, and our New Energy Equity team continues to execute on its strategy and robust pipeline of projects.”

“Overall results for 2024 were slightly above expectations excluding transaction expenses and interim rate refund reserves resulting from the Minnesota Power rate case settlement,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “While earnings were lower at ALLETE Clean Energy, primarily due to a longer than expected forced outage near its Caddo wind energy, earnings from the American Transmission Company and New Energy Equity slightly exceeded expectations.”

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light & Power and the Company’s investment in the American Transmission Company (“ATC”), recorded 2024 net income of $160.9 million, compared to $147.2 million in 2023. Net income at Minnesota Power was higher compared to 2023 reflecting the implementation of interim rates on January 1, 2024, net of reserves related to Minnesota Power’s rate case settlement. Also included in 2024 were higher transmission margins, partially offset by higher depreciation and property tax expenses, as well as lower margins from industrial customers. Earnings at Superior Water, Light & Power were lower in 2024 compared to 2023 primarily due to higher operating and maintenance expenses. Our after-tax equity earnings at ATC were higher than 2023 reflecting period over period changes in ATC’s estimate of a refund liability related to a FERC decision on MISO return on equity complaints in 2024.

ALLETE Clean Energy recorded 2024 net income of $17.8 million compared to $71.7 million in 2023. Net income in 2024 reflected impacts from a forced network outage near its Caddo wind energy facility as well as a transformer outage at its Diamond Springs wind energy facility during the first half of the year. These decreases were partially offset by a $3.5 million after-tax gain on the sale of the Whitetail wind project and lower operating and maintenance expenses. Net income in 2023 included a $44.3 million, after-tax gain recognized for the favorable arbitration award, as well as the gain on sale of the Red Barn project and higher interest income related to interest awarded as part of the arbitration ruling.

Corporate and Other businesses, which include New Energy Equity, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $0.6 million in 2024, compared to net income of $28.2 million in 2023. Net income in 2024 included higher transaction expenses of approximately 33 cents per share, related to the merger agreement entered into in May of 2024, as well as lower earnings from Minnesota solar projects as investment tax credits were recognized in 2023, and lower earnings at ALLETE Properties due to higher land sales in 2023. These were partially offset by higher earnings at New Energy Equity in 2024 compared to 2023.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light & Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2024 and 2023

	Quarter Ended		Year to Date
	2024	2023	2024	2023
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customers – Utility	$314.1	$319.2	$1,242.7	$1,238.3
Contracts with Customers – Non-utility	49.5	82.3	282.1	636.4
Other – Non-utility	1.2	1.2	5.0	5.1
Total Operating Revenue	364.8	402.7	1,529.8	1,879.8
Operating Expenses
Fuel, Purchased Power and Gas – Utility	120.3	132.1	477.6	482.9
Transmission Services – Utility	20.7	21.9	64.6	88.2
Cost of Sales – Non-utility	26.0	36.8	129.2	473.5
Operating and Maintenance	74.9	91.1	361.4	345.3
Depreciation and Amortization	69.7	63.6	271.5	251.8
Taxes Other than Income Taxes	15.1	14.1	65.4	57.2
Total Operating Expenses	326.7	359.6	1,369.7	1,698.9
Operating Income	38.1	43.1	160.1	180.9
Other Income (Expense)
Interest Expense	(20.9)	(19.9)	(81.7)	(80.8)
Equity Earnings	8.5	5.6	25.0	21.7
Other	3.0	9.7	23.0	85.0
Total Other Income (Expense)	(9.4)	(4.6)	(33.7)	25.9
Income Before Non-Controlling Interest and Income Taxes	28.7	38.5	126.4	206.8
Income Tax Expense (Benefit)	(3.6)	7.5	4.7	27.9
Net Income	32.3	31.0	121.7	178.9
Net Loss Attributable to Non-Controlling Interest	(18.3)	(20.5)	(57.6)	(68.2)
Net Income Attributable to ALLETE	$50.6	$51.5	$179.3	$247.1
Average Shares of Common Stock
Basic	57.8	57.5	57.7	57.3
Diluted	58.0	57.6	57.8	57.4
Basic Earnings Per Share of Common Stock	$0.88	$0.89	$3.11	$4.31
Diluted Earnings Per Share of Common Stock	$0.87	$0.89	$3.10	$4.30
Dividends Per Share of Common Stock	$0.71	$0.68	$2.82	$2.71

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2024	2023		2024	2023
Assets			Liabilities and Equity
Cash and Cash Equivalents	$32.8	$71.9	Current Liabilities	$404.2	$377.6
Other Current Assets	402.4	396.2	Long-Term Debt	1,704.7	1,679.9
Property, Plant and Equipment – Net	5,181.5	5,013.4	Deferred Income Taxes	253.4	192.7
Regulatory Assets	371.7	425.4	Regulatory Liabilities	570.5	574.0
Equity Investments	340.1	331.2	Defined Benefit Pension & Other Postretirement Benefit Plans	118.2	160.8
Goodwill and Intangibles – Net	155.3	155.4	Other Non-Current Liabilities	312.8	264.3
Other Non-Current Assets	270.5	262.9	Redeemable Non-Controlling Interest	0.4	0.5
			Equity	3,390.1	3,406.6
Total Assets	$6,754.3	$6,656.4	Total Liabilities and Equity	$6,754.3	$6,656.4

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2024	2023	2024	2023
Millions
Regulated Operations	$49.0	$34.8	$160.9	$147.2
ALLETE Clean Energy	7.7	5.3	17.8	71.7
Corporate and Other	(6.1)	11.4	0.6	28.2
Net Income Attributable to ALLETE	$50.6	$51.5	$179.3	$247.1
Diluted Earnings Per Share	$0.87	$0.89	$3.10	$4.30

Statistical Data
Corporate
Common Stock
High	$65.67	$62.16	$65.86	$66.69
Low	$63.80	$49.29	$55.86	$49.29
Close	$64.80	$61.16	$64.80	$61.16
Book Value	$49.20	$48.81	$49.20	$48.81

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	276	277	1,069	1,089
Commercial	323	325	1,322	1,347
Industrial	1,780	1,866	7,022	7,044
Municipal	119	116	469	466
Total Retail and Municipal	2,498	2,584	9,882	9,946
Other Power Suppliers	728	811	2,680	2,819
Total Regulated Utility	3,226	3,395	12,562	12,765

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$42.2	$38.7	$163.3	$150.3
Commercial	44.9	42.0	184.0	177.5
Industrial	153.8	153.3	607.8	590.2
Municipal	8.6	8.2	34.2	33.4
Total Retail and Municipal	249.5	242.2	989.3	951.4
Other Power Suppliers	34.8	42.9	137.2	146.1
Other (Includes Water and Gas Revenue)	29.8	34.1	116.2	140.8
Total Regulated Utility Revenue	$314.1	$319.2	$1,242.7	$1,238.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802